AA₽
8-17-04



04013046

SECURIT.... .... CUMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 43882 RECEIVED

AUG 1 0 2004

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder** *...... OF MARKET REGULATION*

REPORT FOR THE PERIOD BEGINNING **01/01/03** AND ENDING **12/31/03**
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GBM International, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

Av. Insurgentes Sur No. 1605 Piso 31
                                    (No. and Street)

Col San Jose Insurgentes   **Mexico DF**   **03900**
         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Nunn   **(281) 367-0380**
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
                    (Name – *if individual, state last, first, middle name*)

1201 Louisiana   **Houston**   **Texas**   **77002**
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

AUG 2 0 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Richard Nunn** _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
GBM International, Inc. _____ , as
of **December 31** _____ , 20 **03** _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Vice President - Finance
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **N/A See Footnotes**
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. **See Schedule II**
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation. **N/A**
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report. **N/A**
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



AUG 1 0 2004

DIVISION OF MARKET REGULATION

GBM International, Inc.
(A wholly owned subsidiary of Portfolio Investments, Inc.)
Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the Securities and Exchange
Commission and Rule 1.16 of the Commodity Futures
Trading Commission
December 31, 2003

GBM International, Inc.
(A wholly owned subsidiary of Portfolio Investments, Inc.)
Index
December 31, 2003

Page(s)

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholder's Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6–11

Supplemental Schedules

Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and
              Exchange Commission 12

Schedule II: Computation for Determination of Reserve Requirements and Information
              Relating to Possession or Control Requirements Under Rule 15c3-3
              of the Securities and Exchange Commission 13

Report of Independent Auditors on Internal Control 15–16

PRICEWATERHOUSECOOPERS ⬛

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors

To the Board of Directors of
GBM International, Inc. (a wholly owned subsidiary of
Portfolio Investments, Inc., which is wholly owned by
GBM Grupo Bursatil Mexicano S.A. de C.V., Casa de Bolsa)

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of GBM International, Inc. ("Company") at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 30, 2004

1

GBM International, Inc.
(A wholly owned subsidiary of Portfolio Investments, Inc.)
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$ 153,980
Deposits held by clearing brokers, restricted	200,000
Receivable from nonaffiliated brokers and dealers	414,659
Securities owned - marketable, at market value	2,835
Receivable from affiliate	64,121
Other assets	31,192
Total assets	$ 866,787

Liabilities

Accounts payable and accrued liabilities	$ 220,213
Payable to affiliate	27,000
Total liabilities	247,213

Stockholder's Equity

Common stock, no par value, 1,000 shares authorized; 725 shares issued and outstanding	7,495,035
Accumulated deficit	(6,875,461)
Total stockholder's equity	619,574
Total liabilities and stockholder's equity	$ 866,787

The accompanying notes are an integral part of these financial statements.

GBM International, Inc.
(A wholly owned subsidiary of Portfolio Investments, Inc.)
Statement of Operations
Year Ended December 31, 2003

Revenues

Net dealer inventory and investment gain	$ 606,279
Commission income	852,103
Interest and dividend income	2,400
Other income	95,418
	1,556,200

Expenses

Clearing, execution and commission fees	474,980
Research and terminal usage fees	254,863
Occupancy, equipment and communication costs	201,927
Professional fees	158,138
Employee compensation and benefits	518,530
Interest expense	14,886
Other	125,319
	1,748,643
Loss before income tax expense	(192,443)
Income tax expense (benefit)	(93,000)
Net loss	$ (99,443)

The accompanying notes are an integral part of these financial statements.

GBM International, Inc.
(A wholly owned subsidiary of Portfolio Investments, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2003

	Common Stock (Shares)	Common Stock	Accumulated Deficit	Total
Balances at December 31, 2002	725	$ 7,495,035	$ (6,776,018)	$ 719,017
Net loss	-	-	(99,443)	(99,443)
Balances at December 31, 2003	725	$ 7,495,035	$ (6,875,461)	$ 619,574

The accompanying notes are an integral part of these financial statements.

GBM International, Inc.
(A wholly owned subsidiary of Portfolio Investments, Inc.)
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities	
Net loss	$ (99,443)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	3,166
Loss on disposal of equipment	16,782
Changes in	
Deposits held by clearing broker, restricted	(100,000)
Receivables from nonaffiliated brokers and dealers	180,592
Securities owned, net	465
Other assets	4,407
Accounts payable and accrued liabilities	185,010
Receivable from affiliate	18,379
Payable to affiliate	(94,370)
Net cash provided by operating activities	114,988
Cash flows from investing activities	
Purchase of equipment	(11,576)
Net cash used in investing activities	(11,576)
Net increase in cash and cash equivalents	103,412
Cash and cash equivalents	
Beginning of year	50,568
End of year	$ 153,980
Supplemental disclosures	
Interest paid	$ 14,886

The accompanying notes are an integral part of these financial statements.

1. **Description of Business**

   GBM International, Inc. ("International") was incorporated for the purpose of serving as an introducing broker-dealer and to conduct certain investment banking activities. International is a wholly owned subsidiary of Portfolio Investments, Inc. ("PI"), which is a wholly owned subsidiary of GBM Grupo Bursatil Mexicano S.A. de C.V. Casa de Bolsa ("GBM Mexico"). International is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). International is also registered with the Commodity Futures Trading Commission as an introducing broker and is a member of the National Futures Association. International executes securities trades for customers as agent and principal, futures trades as agent, and securities trading for its own account. All customer securities and futures transactions are cleared on a fully disclosed basis through unaffiliated broker-dealers. Accordingly, International does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

2. **Summary of Significant Accounting Policies**

   Cash and Cash Equivalents
   For purposes of the statement of cash flows, International considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

   Deposits Held by Clearing Brokers
   Under the terms of the Clearing Agreements between International with US Clearing Corp. ("UCC") and Pershing, LLC ("Pershing"), International is required to maintain a certain level of cash on deposit with UCC and Pershing which amounted to $200,000 at December 31, 2003. Should UCC or Pershing suffer a loss due to a failure of a customer of International's to complete a transaction, International is required to indemnify UCC or Pershing to meet this requirement. As of December 31, 2003, there were no amounts owed to UCC or Pershing by these customers.

   Receivable from Nonaffiliated Brokers and Dealers
   Receivables from brokers and dealers and clearing organizations may include amounts receivable for securities failed to deliver, certain deposits for securities borrowed, amounts receivable from clearing organizations relating to open transactions, good-faith and margin deposits, and commissions receivable.

   Securities Transactions
   Securities owned and securities sold, not yet purchased are valued at market value. Unrealized gain or loss from marking securities owned and securities sold, not yet purchased to market value is included in income under the caption net dealer inventory and investment gain.

   Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities and derivatives are computed using the first-in, first-out method. Substantially all of the net dealer inventory and investment gain relate to security positions in companies domiciled in Mexico and South America.

Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation of equipment is computed using the double-declining balance method over the useful life of equipment, which is estimated to be five years. Cost and accumulated depreciation are removed from the accounts when assets are sold or retired, and the resulting gains and losses are included in operations. Cost of maintenance and repairs is charged to expense. During 2003, all equipment was disposed for a loss $16,782.

Income Taxes

International's revenue and expenses are included in the consolidated tax return filed by PI. International's tax calculations are made as if International prepared a separate tax return. Additionally, International may record a tax benefit, if such benefit can be utilized by PI in its consolidated return.

International uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in International's financial statements or would have been recognized in PI's consolidated tax return. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. International provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

Foreign Currency Transactions

In the normal course of business, International enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in the current period and are included in the caption net dealer inventory and investment gain. There were no net realized and unrealized foreign currency losses recorded in 2003. For purposes of reporting cash flows, International has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

Fair Value of Financial Instruments

Management has determined that the fair value of International's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

Options Contracts

International enters into various transactions involving written and purchased options to buy or sell securities. International has a variety of reasons to use options, such as an attempt to protect International against possible changes in the market value of its portfolio or for speculative purposes. As a writer of options, International receives a premium in exchange for giving the counterparty the right, but not the obligation, to buy or sell securities at a future date at a contracted price. Risk will vary based on changes in the market value of the underlying instruments and is not limited to the premium received. As a purchaser of options, International pays a premium in exchange for obtaining the right, but not the obligation, to buy or sell securities at a future date at a contracted price. Risk is limited to the premium paid by International. All options contracts are marked to market, with gains and losses recorded in income. There were no options outstanding at December 31, 2003.

Futures Contracts

International enters into various futures transactions either as a seller or buyer for both hedging and speculative purposes. In hedging transactions, International is at risk to the extent that the market value of the exposure being hedged (i.e., foreign currencies and interest rates) does not change in the opposite direction of the futures being used as the hedge. In speculative futures transactions, International is at risk to the extent that the market value of the exposure changes adversely to the position sold or purchased. All futures contracts are marked to market with unrealized gains and losses recorded in income. There were no futures contracts outstanding at December 31, 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since management's judgment includes making estimates concerning the likelihood of future events, the actual results could significantly differ from those estimates.

Risks and Uncertainties

Securities owned and securities sold, not yet purchased which are recorded at fair value have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of securities owned could have a significant impact on International's results of operations for any particular year.

3.   **Transactions with Affiliates and Related Parties**

Occasionally, International enters into securities transactions in Mexico which are cleared by GBM Mexico, an affiliated securities dealer domiciled in and regulated by the government of Mexico. However, there were no such transactions entered into during 2003. Additionally, International executes orders, either as principal or agent, on behalf of GBM Mexico. Commission income from GBM Mexico for 2003 was $623,515.

Receivables due from employees totaled $26,575, at December 31, 2003, which are included in other assets.

4.   **Securities Owned**

Marketable securities owned consisted of the following at December 31, 2003:

	Owned	
	Cost	Market
U.S. securities		
Corporate stocks	$ 3,300	$ 2,835
Foreign securities		
Corporate stocks	2,199	-
	$ 5,499	$ 2,835

5.   **Income Taxes**

Income tax expense consisted of the following at December 31, 2003:

Current	$ (93,000)
Deferred	-
	$ (93,000)

Deferred income taxes reflect the net effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes. Deferred tax assets consist of the following at December 31, 2003:

	2002	Change in Valuation Allowance	Current Year Activity	2003
Unrealized (loss) gain on securities	$ 1,000	$ -	$ 200	$ 1,200
Capital loss carryforwards	64,000	-	(28,000)	36,000
	65,000	-	(27,800)	37,200
Valuation allowance	(65,000)	27,800	-	(37,200)
Deferred tax assets	$ -	$ 27,800	$ (27,800)	$ -

A valuation allowance has been established for deferred tax assets since it is more likely than not that the future benefit will not be realized.

International has capital loss carryforwards for federal income tax purposes of approximately $106,000. The remaining capital loss carryforward expire in 2006.

Income tax expense (benefit) differed from amounts computed by applying the U.S. federal income tax rate of 34 percent to pretax income from continuing operations, as a result of the following:

Tax at U.S. statutory rate	$	(65,200)
Increase (reduction) in income taxes resulting from		
Adjustment of valuation allowance on deferred tax asset		(27,800)
	$	(93,000)

6. Commitments and Contingencies

In the normal course of business, International enters into securities short-sale transactions for its own account. Since the securities subject to such transactions are not in International's possession, International is subject to risk of loss if it must acquire the securities on the open market at a price which exceeds the contract amount of the transaction. At December 31, 2003, International had not sold securities that it did not own and, therefore, was not obligated to purchase such securities at a future date.

International executes securities and futures transactions on behalf of its customers. If either the customer or the counterparty fails to perform, International may be required to discharge the obligation of the nonperforming party. In such circumstances, International may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction. International does not expect nonperformance by customers or counterparties.

International clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between International and the clearing brokers, the clearing brokers have the right to charge International for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge International has no maximum amount and applies to all trades executed through the clearing broker, International believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right. During 2003, International did not pay the clearing broker any amounts related to these guarantees.

International's policy is to monitor its market exposure, customer risk and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, International has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

During the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

During December 2003, International transferred operations from Houston to Mexico. International recorded lease termination costs and one-time termination benefits. Lease termination costs were approximately $30,000 and are included in occupancy expense. The one-time termination benefits were approximately $85,000 and are included in employee compensation and benefits. A liability of $75,000 is included in accounts payable for termination benefits.

7. **Concentration of Market Risk**

Approximately 98 percent of International's trading activities involve securities of companies domiciled in Mexico and South America. Consequently, the ability of the International to maintain appropriate levels of trading activity in Mexican and South American securities and the value of such securities outstanding are impacted by economic and business conditions in Mexico and South America.

8. **Net Capital Requirements**

International is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. International is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17). At December 31, 2003, International had net capital, as defined, of $539,364, which was $439,364 in excess of the required minimum net capital of $100,000. International's ratio of aggregate indebtedness was .46-to-1 at December 31, 2003.

International is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in Supplemental Schedule II.

9. **Subordinated Liabilities**

International had no subordinated liabilities at any time during the year ended December 31, 2003. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2003.

GBM International, Inc.
(A wholly owned subsidiary of Portfolio Investments, Inc.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

Supplemental
Schedule I
Exhibit I

Net capital

Total stockholder's equity	$ 619,574
Reductions and charges	
Nonallowable assets	
Receivables from brokers and dealers	10,972
Receivables from affiliates	37,121
Petty cash	500
Other assets	31,192
Total nonallowable assets and charges, net	79,785
Net capital before haircuts on security positions	539,789
Haircuts on security positions	425
Net capital	$ 539,364
Aggregate indebtedness	$ 247,213
Percent of aggregate indebtedness to net capital	$ 45.83

Computation of basic net capital requirement

Minimum net capital requirements (greater of 6-2/3% of aggregate indebtedness or $100,000)	$ 100,000
Excess net capital	$ 439,364

Reconciliation with the Company's computation (included in Part II of Form X-17-A-5) as of December 31, 2003

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 512,364
Audit adjustment for deferred taxes	27,000
Net capital, per above	$ 539,364

GBM International, Inc.
(A wholly owned subsidiary of Portfolio Investments, Inc.)
**Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission**   **Supplemental**
December 31, 2003   **Schedule II**

International is exempt from the possession, control and reserve requirements under paragraph (k)(2)(ii) of rule 15c3-3 as International is an introducing broker and dealer who clears all transactions with and for customers on a fully disclosed basis with clearing brokers and dealers and promptly transmits all customer funds and securities to the clearing brokers and dealers which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing brokers and dealers.

GBM International, Inc.

(A wholly owned subsidiary of Portfolio Investments, Inc.)
Report of Independent Accountants on Internal Control
Required by SEC Rule 17a-5 and CFTC Regulation 1.16



PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Accountants on Internal Control
Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors of
GBM International, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of GBM International Inc. ("International") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission, (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by International, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Making the periodic computation of minimum financial requirements pursuant Regulation 1.17; and

3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because International does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by International in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

4. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

5. Making the daily computations of foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of International is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which International has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulations 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control including procedures for safeguarding customer and firm assets, including securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that International's practices and procedures were adequate at December 31, 2003, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Futures Association, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 30, 2004

16